Via Facsimile and U.S. Mail
Mail Stop 6010

December 4, 2008

Mr. Herbert A. Fritch
Chairman of the Board of Directors, President, and Chief Executive Officer
HealthSpring, Inc.
9009 Carothers Parkway, Suite 501
Franklin, TN 37067

Re: HealthSpring, Inc.
       Form 10-K for the Year Ended December 31, 2007
       Filed February 29, 2008
       File No. 001-32739

Dear Mr. Fritch:

        We have completed our review of your Form 10-K and have no further comments at
this time.

                                            Sincerely,

                                            Gus Rodriguez
                                            Accounting Branch Chief